Divakar Gupta +1 212 479 6474 dgupta@cooley.com	VIA EDGAR

January 25, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Lauren Hamill
Tim Buchmiller
Li Xiao
Mary Mast

Re:	Alto Neuroscience, Inc.
Correspondence filed January 19, 2024
File No. 333-276495

Ladies and Gentlemen:

On behalf of Alto Neuroscience, Inc. (the “Company”), in response to a discussion with the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on January 25, 2024 regarding the Staff’s comment letter dated January 23, 2024 (the “Comment Letter”), relating to the Company’s correspondence submitted to the Commission on January 19, 2024 and January 24, 2024 pertaining to the Registration Statement on Form S-1 (the “Registration Statement”), we are submitting this supplemental letter to further address Comment No. 1 of the Comment Letter. For the convenience of the Staff, we have incorporated the relevant text of Comment No. 1 in italicized type into this letter, which is followed by the Company’s response with respect to such portion of Comment No. 1 of the Comment Letter.

Staff Comment

Correspondence filed January 19, 2024

General

1.	We have read your response to our prior comment number 38 in our letter dated December 19, 2023. Please address the following:

…

•	Please clarify how you are determining the enterprise value for the November 20, 2023 valuation.

Cooley LLP 55 Hudson Yards New York, NY 10001

T:+1 212 479 6000 f:+1 212 479 6275 cooley.com

U.S. Securities and Exchange Commission

January 25, 2024

Page Two

Response: In response to the Staff’s comment, the Company advises the Staff that it determined the enterprise value for the November 20, 2023 Valuation using a market-based approach, taking into account the Series C convertible preferred stock financing as an arms-length transaction with new investors in the Company and applying an increase in value aligned with recent biotechnology company IPOs. This methodology resulted in an enterprise value within the preliminary price range proposed for the IPO. To determine the fair market value of the common stock, the Company then used a backsolve method assuming a weighting between an IPO scenario and a non-IPO scenario based on the likelihood of each determined at the time. This valuation methodology, consistent with all historical valuation approaches by the Company, is consistent with the guidelines for determining fair market value outlined in the outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The Company further advises the Staff that it intends to include disclosure in an amendment to the Registration Statement consistent with the foregoing explanation.

*    *    *

Cooley LLP 55 Hudson Yards New York, NY 10001

T:+1 212 479 6000 f:+1 212 479 6275 cooley.com

U.S. Securities and Exchange Commission

January 25, 2024

Page Three

Please contact me at (212) 479-6474 with any questions or further comments regarding the Company’s response to the Staff’s comment.

Sincerely,

/s/ Divakar Gupta

Divakar Gupta

Cooley LLP

cc:	Amit Etkin, M.D., Ph.D., Alto Neuroscience, Inc.

Nicholas Smith, Alto Neuroscience, Inc.

Erin McQuade, Alto Neuroscience, Inc.

Christina Roupas, Cooley LLP

Courtney Tygesson, Cooley LLP

Laurie Bauer, Cooley LLP

Nathan Ajiashvili, Latham & Watkins LLP

Christopher Lueking, Latham & Watkins LLP

Ross McAloon, Latham & Watkins LLP

Cooley LLP 55 Hudson Yards New York, NY 10001

T:+1 212 479 6000 f:+1 212 479 6275 cooley.com